# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TLGY Acquisition Corporation, CIK 0001879814
CUSIP: G8656T109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 4001 Kennett Pike, Suite 302, Wilmington, Delaware (DE), 19807
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-259129
Filed by CIK 0001335730

## Reporting persons
- Mizuho Financial Group, Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 331,939; shared voting power 0; sole dispositive power 331,939; shared dispositive power 0; aggregate amount beneficially owned 331,939 (8.9% of the class)
  Comment: Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary.

## Item 1. Issuer
Name of issuer: TLGY Acquisition Corporation
Address of issuer's principal executive offices: 4001 Kennett Pike, Suite 302,Wilmington, DE, 19807

## Item 2. Person Filing
Name of person filing: Mizuho Financial Group, Inc.
Address of principal business office or, if none, residence: 1-5-5, Otemachi, Chiyoda-ku, Tokyo, 100-8176, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Parent Holding Company

## Item 4. Ownership
Amount beneficially owned: 331,939
Percent of class: 8.9
Sole power to vote or to direct the vote: 331,939
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 331,939
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [ "Parent Holding Company" ] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Mizuho Financial Group, Inc.: /s/ Masaaki Kaneko, Managing Director, Global Corporate Function Coordination Department (02/12/2025)